Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

CF Acquisition Corp. VI Announces Stockholder Approval of the Proposed Combination with Rumble Inc.

TORONTO, CANADA and NEW YORK, NY – September 15, 2022 – CF Acquisition Corp. VI (Nasdaq: CFVI) ("CFVI"), a special purpose acquisition company sponsored by Cantor Fitzgerald, announced today that at a special meeting of the CFVI stockholders (the “Special Meeting”) held today, CFVI’s stockholders voted in favor of the proposed business combination (the “Business Combination”) with Rumble Inc. (“Rumble”) and the related proposals. Only 0.1% of the 30 million CFVI public shares are being redeemed in connection with the meeting. As a result, the completion of the Business Combination is expected to occur as soon as practicable, subject the satisfaction or waiver of remaining customary closing conditions. Following the completion of the Business Combination, the newly combined company will operate as Rumble Inc. and trade on the NASDAQ Stock Exchange under the symbol “RUM.” Assuming that closing is completed on Friday, September 16, trading will continue on NASDAQ, switching from the symbol “CFVI” to the new symbol, “RUM”, at the open of trading on Monday, September 19.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble's mission is to restore the Internet to its roots by making it free and open once again.

About CF Acquisition Corp. VI

CFVI is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for 77 years. Cantor Fitzgerald is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate on its global distribution platform. Cantor Fitzgerald is one of 24 primary dealers transacting business with the Federal Reserve Bank of New York. For more information, please visit www.cantor.com.

Important Information and Where to Find It

This press release relates to a proposed transaction between Rumble and CFVI. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI has filed with the SEC an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CFVI, on August 12, 2022 (the “Registration Statement”), and has filed, and will file, other relevant materials with the SEC. The definitive proxy statement/prospectus has been sent to all CFVI stockholders as of the Record Date. Investors and security holders of CFVI are urged to read the Registration Statement, the definitive proxy statement/prospectus (and any supplements thereto, as and when filed), and all other relevant documents filed or to be filed in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com. The documents filed or that will be filed by Rumble or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Rumble USA Inc., 444 Gulf of Mexico Drive, Longboat Key, FL 34228.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", ”plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this press release, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the remaining conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Registration Statement that CFVI has filed, which includes a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SOURCE Rumble and CFVI